Certificate of Qualified Person – Carl E. Defilippi

I, Carl E. Defilippi, M.Sc., C.E.M., do hereby certify that I am currently employed as a Project Manager for Kappes, Cassiday & Associates, 7950 Security Circle, Reno, Nevada 89506.

1.

I graduated with a Bachelor of Science degree in Chemical Engineering from the University of Nevada in 1978 and a Master of Science degree in Metallurgical Engineering from the University of Nevada in 1981. I have practiced my profession continuously since 1981.

2.	I am a Registered Member in good standing of the Society for Mining, Metallurgy and Exploration (775870RM).

3.

I have read National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association as defined in NI 43-101 and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101.

4.	I am independent of Tahoe Resources Inc. and its related companies, as independence is described in Section 1.5 of NI 43-101.

5.

I am one of the authors of this Technical Report titled Technical Report on the Shahuindo Mine, Cajabamba, Peru prepared for Tahoe Resources Inc., with an effective date of 01 January 2016 and dated 25 January 2016. I am responsible for Sections 13 and 17 and the corresponding items in Sections 1, 25 and 26 of this report. This technical report has been prepared in compliance with NI 43-101 and Form 43-101F1.

6.

I am the co-author of two previous technical reports completed on the Shahuindo property on behalf of Sulliden Gold titled Updated Technical Report on the Shahuindo Project, Cajabamba, Peru, dated 15 October 2012, and Technical Report on the Shahuindo Heap Leach Project, Cajabamba, Peru, dated 09 November 2012.

7.	I visited the Shahuindo project site on April 6-8, 2010; May 4-7, 2010; and September 2-3, 2015.

8.

At the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9.

I hereby consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated 25 January 2016

/s/ Carl E. Defilippi
Carl E. Defilippi, SME Registered Member